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                               January 11, 2022

       Dennis Logan
       Chief Financial Officer
       Planet 13 Holdings Inc.
       2548 West Desert Inn Road, Suite 100
       Las Vegas, Nevada 89109

                                                        Re: Planet 13 Holdings
Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed December 13,
2021
                                                            File No. 000-56374

       Dear Mr. Logan:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12G Filed December 13, 2021

       Uses of Cannabis, page 12

   1. We note your disclosure on page 12 that you believe that you can "gain a competitive advantage by growing
high yielding strains which are good extractors and which mature in a short growing
cycle while still providing medicinal benefits that are appropriate for a customer's specific
ailments or desired effects." Please revise this disclosure to note that the FDA has not
recognized or approved marijuana as safe or effective for any indication.
       Intellectual Property, page 14

   2. We note your disclosure that you have applied for trademarks at Nevada state and federal level and that you have
registrations for certain trademarks in California. Please revise to include whether you
intend to file for additional intellectual property rights in the future.
 Dennis Logan
FirstName  LastNameDennis   Logan
Planet 13 Holdings Inc.
Comapany
January 11,NamePlanet
            2022        13 Holdings Inc.
January
Page 2 11, 2022 Page 2
FirstName LastName
Nevada State Law Overview, page 19

3. We note your disclosure on page 20 that, under Nevada cannabis laws, "any beneficial holder of any of [y]our securities, regardless of the number of shares, may be required to file an application, be investigated, and have his or her suitability as a beneficial holder of the voting securities determined if the CCB has reason to believe such ownership would otherwise be inconsistent with the declared policies of the State of Nevada[]" and that you have submitted waiver requests with regard to this requirement to the CCB for all ownership interests less than 5%. Please disclose the status of this waiver request and please revise your risk factor disclosure to account for this possible background check requirement should the waiver request not be granted prior to the effectiveness of this registration statement.
We, and/or contract counterparties that are directly engaged in the trafficking of cannabis, may incur significant tax liabilities..., page 36

4. Please revise this risk factor to indicate that in historical periods you have, in fact, incurred significant tax liabilities from the application of Section 280E and highlight for investors that your tax obligations under Section 280E of the Code are typically substantially higher as compared to companies to which Section 280E does not apply.
         Please also indicate, if true, that Section 280E essentially makes your company pay federal and, as applicable, state income taxes on your gross profit which presents a financial burden that may increase your net losses and may make it more difficult for you to generate net profit and cash flows from operations in future periods. Please also highlight this in the "Overview of the Company" section on page 53 as the tax obligations imposed by Section 280E has had a material impact on your reported operations and is a matter that is reasonably likely to have a material impact on your future operations. Refer to Item 303(a) of Regulation S-K.
Failure to obtain or maintain the necessary licenses, permits, authorizations or accreditations could have a material adverse effect . . ., page 38

5. We note your disclosure on page 12 that you have received a conditional distribution license from Nevada authorities that will not be evidenced by a certificate until receipt of a final inspection on or prior to February 5, 2022. We also note your disclosure on page
         12 that your conditional license has not yet been issued by Illinois authorities.
         Accordingly, please revise your risk factor disclosure on page 38 to discuss the risks, if any, associated with the outstanding licenses referenced above. Nevada has updated its regulatory framework in accordance with a revised statutory framework effective on July 1, 2020 . . . , page 39

6. We note your disclosure on page 39 that "[o]n July 21, 2020, the CCB adopted regulations substantially similar to the NAC 453A and 453D regime under which licensee previously operated. As the CCB clarifies how it will interpret the statutes and regulations, there may
 Dennis Logan
FirstName  LastNameDennis   Logan
Planet 13 Holdings Inc.
Comapany
January 11,NamePlanet
            2022        13 Holdings Inc.
January
Page 3 11, 2022 Page 3
FirstName LastName
         be impact on the processes, procedures, administration, taxation, costs, and generally the operations of MMDC." Please explain how there may be an impact on the processes, procedures, administration, taxation, costs, and the operations of MMDC if the CCB's newly adopted regulations are "substantially similar" to the regime under which you previously operated.
We are dependent on the popularity of consumer acceptance of our brand portfolio to generate revenues., page 43

7. We note your disclosure on page 43 that "[a]cceptance of [y]our products depends on several factors, including availability, cost, ease of use, familiarity of use, convenience, effectiveness, safety and reliability." We are uncertain in what sense cannabis can be deemed "safe." Please advise, or revise.
Management's Discussion and Analysis, page 58

8. We note the second paragraph on page 58 appears to indicate that the revenue numbers which followed are presented on a gross basis before the allocation of sales discounts and loyalty accruals. However, these numbers in total agree to your net revenue for the interim period. Please revise this statement to accurately describe the revenue numbers presented in the bulleted list or advise us how you account for sales discounts and loyalty accruals such that they are not included in net revenue. In this regard, we note that the presentation of gross revenue amounts would be considered non-GAAP measures and should be reconciled to net revenue and presented with all of the disclosures required by Item 10(e)
         of Regulation S-K.
Item 6. Executive Compensation, page 83

9. Please revise to provide compensation disclosure for the named executive officers and directors for the most recently completed fiscal year, the year ended December 31, 2021.
Special Majority, page 97

10. Please revise to clarify the voting rights of the common stockholders, including specifying the vote required by shareholders to take action at an annual general
         meeting, and clarifying which actions would require that two-thirds of the votes cast by shareholders would be required for approval of such actions. Refer to
Item 202(a)(1) of
         Regulation S-K.
Consolidated statements of operations and comprehensive loss, page F-4

11. We note you present share-based compensation expense here and on page F-45 as a separate line item in your income statement. Please revise to remove this line item from the face of your statements of operations and, instead, reflect the amounts in the appropriate captions as cash compensation paid to the same or similar employees. Refer to SAB Topic 14:F and Rule 5-03 of Regulation S-X.
 Dennis Logan
FirstName  LastNameDennis   Logan
Planet 13 Holdings Inc.
Comapany
January 11,NamePlanet
            2022        13 Holdings Inc.
January
Page 4 11, 2022 Page 4
FirstName LastName
Consolidated statements of cash flows, page F-6

12. Please revise the statement here and on page F-47 to remove the sub-total "Net changes in non-cash working capital items" as this sub-total is not contemplated in ASC 230-10-45-
         31. Further, the amounts appear to be non-GAAP financial measures, which Item
         10(e)(1)(ii)(C) of Regulation S-K prohibits you from presenting on the face of your financial statements or in the accompanying notes.
(h) Revenue recognition, page F-12

13. We note the discussion on page 13 of a variety of services provided by the company.
         Please revise your revenue recognition policy to describe how these services are accounted for under ASC 606, whether as a separate performance obligation, a fulfillment activity or by some other means.
14. We note the discussion on pages 57 and 58 of several different product types and sales channels. Please revise your revenue recognition footnote disclosures to provide disaggregated revenue disclosures pursuant to ASC 606-10-50-5 or tell us and explain in your document why additional disclosure is not required. Please refer to the guidance in paragraphs 606-10-55-89 through 55-91. Lastly, tell us how you considered the disclosure requirements of ASC 280-10-50-40.
Note 3. Significant accounting policies
(o) Operating segments, page F-15

15. We note the conclusion as of December 31, 2020 and September 30, 2021 that you have only one reportable operating segment. However, we note the discussions on pages 67-70 of segmented information for California Cannabis, Nevada Cannabis and Canadian
         Corporate Operations. Please tell us how you determined that you operated as a single segment for the periods presented, particularly after the inclusion of California Cannabis during 2021. Specifically explain how you considered all of the guidance of ASC 280 to support your position. In this regard, to the extent you have only one reportable segment, the presentation of financial information for separate operating divisions within
         MD&A would be considered non-GAAP information and subject to the disclosure requirements and prohibitions of Item 10(e) of Regulation S-K.
Note 23. Warrants, page F-30

16. We note that your warrants are classified as liabilities at fair value on your balance sheet.
         Please revise the filing to identify the terms and provisions of your warrant agreements that result in liability treatment.
General

17. Pursuant to Section 12(g)(1) of the Exchange Act, the Form 10-12G becomes effective automatically 60 days after the initial filing date. At that time, you will be subject to the
 Dennis Logan
Planet 13 Holdings Inc.
January 11, 2022
Page 5
      reporting requirements of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jenn Do at (202) 551-3743 or Kevin Kuhar at (202) 551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at (202) 551-7836 or Tim Buchmiller at (202) 551-3635 with any other questions.



                                                          Sincerely,
FirstName LastNameDennis Logan
                                                          Division of
Corporation Finance
Comapany NamePlanet 13 Holdings Inc.
                                                          Office of Life
Sciences
January 11, 2022 Page 5
cc:       Mehrnaz Jalali, Esq.
FirstName LastName